SEC [illegible] 06002872 [illegible]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Essex & York, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 33rd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Barile **(212) 389-9400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH. D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Barile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex & York, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIETTE NGOC TRAN
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-TR6084325
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 10-01-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX & YORK, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Essex & York, Inc.

We have audited the accompanying statement of financial condition of Essex & York, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex & York, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 24, 2006

ESSEX & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	37,924
Deposit with clearing broker		60,865
Receivables:		
Commissions		216,434
Other		73,368
Related party receivable (Note 4)		25,000
Furniture and equipment, net of accumulated depreciation of $15,373		59,179
Prepaid expenses		809
Total assets	**$**	**473,579**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions payable	$	134,571
Accounts payable		45,108
Income taxes payable		4,000
Total liabilities		183,679
COMMITMENTS AND CONTINGENCIES (Note 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 100 shares authorized, issued and outstanding		49,995
Preferred stock, $.001 par value; 132 shares authorized, issued and outstanding		-
Additional paid-in capital		156,829
Retained earnings		83,076
Total shareholders' equity		289,900
Total liabilities and shareholders' equity	**$**	**473,579**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions and fees	$ 2,882,917
Consulting fees	73,368
Investment banking	10,000
Other income	155,254
Total revenue	3,121,539
EXPENSES:	
Commissions	1,840,024
Employee compensation and benefits	301,545
Clearing and trading	298,445
Loss and error account	223,190
Occupancy	186,797
General and administrative	169,958
Contract and professional fees	93,249
Regulatory fees	43,512
Total expenses	3,156,720
NET LOSS BEFORE INCOME TAX PROVISION	(35,181)
Income tax provision (Note 3)	12,443
NET LOSS	**$ (47,624)**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Preferred Stock		Additional	Retained
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings
BALANCES, December 31, 2004	100	$ 49,995	132	$ -	$ 156,829	$ 130,700
Net loss	-	-	-	-	-	(47,624)
BALANCES, December 31, 2005	**100**	**$ 49,995**	**132**	**$ -**	**$ 156,829**	**$ 83,076**

The accompanying notes are an integral part of this statement.

ESSEX & YORK, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(47,624)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		12,136
Decrease in commissions receivable		210,298
Increase in consulting fees receivable		(73,368)
Increase in due from clearing broker		(10,182)
Increase in related party receivable		(25,000)
Decrease in prepaid expenses		58
Decrease in accounts payable		(157,104)
Decrease in income taxes payable		(20,621)
Net cash used in operating activities		(111,407)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(5,885)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(117,292)
CASH AND CASH EQUIVALENTS, at beginning of year		155,216
CASH AND CASH EQUIVALENTS, at end of year	**$**	**37,924**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**174**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Queen City Investment Funds, Inc. was incorporated in Ohio on November 20, 2001, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission in March 2002. In July 2003, an unrelated individual purchased 100 percent of Queen City Investment Funds, Inc. common shares and subsequently changed its name to Essex & York, Inc. (the "Company"). All operations of the Company have been relocated to New York, where it was approved as a securities broker-dealer registered with the Securities and Exchange Commission in December 2003.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with clearing broker, receivables, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of the instruments. When the Company holds securities for its own account, they are valued at market value using quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of five to seven years.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under the method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financials statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Common and Preferred Stock

In July 2003, 100 shares of the outstanding common stock of the Company were purchased by an unrelated individual. In October 2003, 132 shares of preferred stock were issued to a related third party for cash consideration of $156,829.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $160,887 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.14 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has elected to carryforward approximately $30,000 of net operating losses which will expire in 2025 which may be used to offset future taxable income. When the Company has taxable income in the future, the effect of the net operating loss will be to eliminate income taxes that would be due.

NOTE 3 - INCOME TAXES (continued)

Due to statutory add-backs to New York City taxable income, such as depreciation differences, prepaid expenses and officer compensation, the Company is subject to the New York City alternative tax. The Company has recorded a tax provision of $12,443 for the New York City alternative tax.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has no significant temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2005 are:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carryforward	$ 10,200
Valuation allowance for deferred tax assets	(10,200)
	$ -

The valuation allowance for deferred tax assets decreased $14,529 during the year ended December 31, 2005.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company advanced $25,000 to a related party as a temporary loan due on demand with no stated interest rate.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company completes securities transactions on behalf of its clients through its clearing broker including the execution, settlement and financing of such transactions. These client transactions may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In addition, the Company bears the risk of any financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit and receivables with this clearing broker could be subject to forfeiture.

The Company is aware that an officer and certain employees are the subjects of investigations by the National Association of Securities Dealers, Inc. and by the New York County District Attorney's Office involving federal and state laws as well as federal, state and NASD rules and regulations. The Company may also be the focus of these investigations.

SUPPLEMENTARY INFORMATION

ESSEX & YORK, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:		
Shareholders' equity	$	289,900
DEBITS:		
Nonallowable assets		
Furniture and equipment, net		59,179
Prepaid expenses		809
Related party receivable		25,000
Commissions receivable		42,808
Total debits		127,796
Net capital before haircuts		162,104
Haircuts on money market funds		1,217
NET CAPITAL		160,887
Minimum requirements of 6-2/3% of aggregate indebtedness of $183,679 or $50,000, whichever is greater		50,000
Excess net capital	$	**110,887**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	134,571
Accounts payable		45,108
Income taxes payable		4,000
TOTAL AGGREGATE INDEBTEDNESS	$	**183,679**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.14 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as amended by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Essex & York, Inc.

In planning and performing our audit of the financial statements and supplementary information of Essex & York, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Essex & York, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Essex & York, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Essex & York, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 24, 2006